UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 25, 2013, entitled "Notifiable trading".

Notifiable trading

The following primary insiders have on 25 March acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at share price of NOK 143.09 in connection with the company's long-term incentive program.

The long-term incentive program is a fixed, monetary compensation calculated as a portion of the participant's base salary; ranging from 20 - 30 per cent depending on the individual's position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period. Number of acquired shares and their new total share holding is listed in the table below. The trade has been made through DNB Markets.

Name	Acquired shares	New share holding
Bacher, Lars Christian	2,180	16,943
Dodson, Timothy	2,564	18,850
Gjærum, Reidar	1,543	18,093
Haugland, Arild J.	1,351	13,288
Hovden, Magne Andre	1,453	6,726
Klouman, Hans Henrik	2,634	14,071
Lund, Helge	6,590	60,049
Michelsen, Øystein	2,668	22,827
Nafstad, Hilde	1,089	4,690
Reitan, Torgrim	2,326	19,161
Skeie, Svein	1,240	14,552
Sætre, Eldar	2,659	24,977
Thomsen, Kåre	1,145	16,668
Øvrum, Margareth	2,941	30,767

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

The following primary insider in Statoil ASA has sold shares in Statoil ASA:
Benedikte Bjørn, company secretary in Statoil ASA, has on 25 March 2013 sold 284 shares in Statoil ASA at a price of NOK 142.90 per share and will after the sale hold 948 shares in Statoil ASA.

This information is subject of the disclosure requirements pursuant to sections 4-1 and 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 25, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer